New Oriental Education & Technology Group Inc.

No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080

People’s Republic of China

May 19, 2023

VIA EDGAR

Mr. Donald Field

Mr. Nicholas Nalbantian

Ms. Angela Lumley

Ms. Suying Li

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	New Oriental Education & Technology Group Inc.

Form 20-F for Fiscal Year Ended May 31, 2022

Filed September 29, 2022

File No. 001-32993

Dear Mr. Field, Mr. Nalbantian, Ms. Lumley and Ms. Li,

This letter sets forth the Company’s responses to the comments contained in the letter dated May 5, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended May 31, 2022 filed with the Commission on September 29, 2022 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F. Page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure with deletions shown as strike-through and additions underlined.

Form 20-F for the Fiscal Year ended May 31, 2022

Introduction, page 1

1.

We note your disclosure on page 1 where the defined terms “we” and “our” are used to describe the “operations” of the VIEs. In future filings, please ensure that references to the VIEs make clear that while the VIEs conduct operations in China, that the VIEs are consolidated for accounting purposes and that the holding company does not conduct operations. In addition, we note your definition of “China” does not include Hong Kong. Please revise the definition to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong. We also note that you have a school located in Hong Kong and are listed on the Hong Kong Stock Exchange; please discuss in future filings, the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

•	Enforceability of civil liabilities in Hong Kong;

•	China’s Enterprise Tax Law (“EIT Law”);

•

Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and their potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and

•

Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 3:

Our Holding Company Structure and Contractual Arrangements with the VIEs

… As used in this annual report, “we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Co., Inc. a Cayman Islands company, its predecessor entities and subsidiaries, and, in the context of describing our operations and the consolidated financial information, the consolidated affiliated entities, including New Oriental China and its schools and subsidiaries in China, and Beijing Xuncheng and its subsidiaries in China. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. New Oriental Education & Technology Group Co., Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

In response to the Staff’s comment on legal and operational risks associated with operating in China and whether those risks also apply to any operations in Hong Kong, the Company proposes to revise the referenced disclosure as follows in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Page 14:

Summary of Risk Factors

Investing in our ADSs and/or common shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs and/or common shares. All the operational risks associated with being based in and having operations in mainland China also apply to our operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in China as discussed in relevant risk factors under “Risk Factors—Risks Related to Doing Business in China,” the laws, regulations and the discretion of China governmental authorities discussed in this annual report are expected to apply to PRC entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. The following list summarizes some, but not all, of these risks.

…

The Company further respectfully advises the Staff that it only has one school in Hong Kong and its operations in Hong Kong are immaterial to the Company’s overall business operations. The revenues contributed from the school in Hong Kong accounted for less than 0.05% of the Company’s total net revenues in the fiscal year ended May 31, 2022. In light of this, the Company believes that laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong and regulations in Hong Kong that may result in oversight over data security, do not have a material impact on its ability to conduct business, accept foreign investment, or continue to list on a United States stock exchange. To the extent that the Company has material operations in Hong Kong in the future, the Company will provide additional disclosures regarding the applicable laws and regulations in Hong Kong as well as the related risks and consequences, as appropriate.

In response to the Staff’s comment on enforceability of civil liabilities in Hong Kong and China’s Enterprise Tax Law, the Company proposes to revise the referenced disclosure as follows in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Page 48:

Certain judgments obtained against us by our shareholders may not be enforceable.

…

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Page 89:

PRC

…

For additional information on PRC regulations on taxation, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The discontinuation of any preferential tax treatments currently available to us could materially and adversely affect our results of operations.

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, which may subject us to PRC income tax for our global income and withholding for any dividends we pay to our non-PRC shareholders and ADS holders.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

2.

We note that on pages 81 to 84 you provide a description of your contractual arrangements with New Oriental China and Beijing Xuncheng. In future filings, please also provide such disclosure in this section. Additionally, with respect to the included structure chart, please identify the persons that own the equity of Seven Limited Partnerships and Linzhi Tencent Technology Co., Ltd.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 3:

Our Holding Company Structure and Contractual Arrangements with the VIEs

…

A series of contractual agreements, including equity pledge agreements, exclusive option agreement, powers of attorney, service agreements, have been entered into by and among our wholly-owned subsidiaries in China, the VIEs and their respective shareholders. These contractual agreements mainly include:

Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder

(i) equity pledge agreements, pursuant to which, Century Friendship agreed to pledge its equity interests in New Oriental China to our subsidiaries to secure New Oriental China’s and its schools and subsidiaries’ performance of their obligations under the relevant principal agreements, and Century Friendship has agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on its equity interests in New Oriental China without the prior written consents of our wholly-owned subsidiaries in China;

(ii) exclusive option agreement, pursuant to this agreement, Century Friendship is obligated to sell to Beijing Decision, and Beijing Decision has an exclusive, irrevocable and unconditional right to purchase from Century Friendship, in its sole discretion, part or of all of Century Friendship’s equity interests in New Oriental China when and to the extent that applicable PRC law permits it to own part or all of the equity interest in New Oriental China;

(iii) powers of attorney, whereby Century Friendship irrevocably appoints and constitutes Beijing Pioneer as its attorney-in-fact to exercise on Century Friendship’s behalf any and all rights that Century Friendship has in respect of its equity interests in New Oriental China;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

(iv) service agreements, which enable our wholly-owned subsidiaries in China to receive substantially all of the economic benefits of New Oriental China and its schools and subsidiaries.

Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders

(i) equity pledge agreements, pursuant to which, each shareholder of Beijing Xuncheng agreed to irrevocably and unconditionally pledge its equity interest in Beijing Xuncheng to Dexin Dongfang to secure the performance of obligations of Beijing Xuncheng, its shareholders, and relevant subsidiaries under the exclusive option agreement, the powers of attorney, the exclusive management consultancy and business cooperation agreement, and the letters of undertaking;

(ii) exclusive option agreement, pursuant to this agreement, Beijing Xuncheng’s shareholders unconditionally and irrevocably agreed to grant Dexin Dongfang an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng for the minimum amount of consideration permitted by PRC law;

(iii) powers of attorney, whereby each of Beijing Xuncheng’s shareholders irrevocably appoints Dexin Dongfang or any person designated by Dexin Dongfang as its attorney-in-fact to exercise on the shareholder’s behalf any and all rights the shareholder has in respect of its equity interests in Beijing Xuncheng;

(iv) exclusive management consultancy and cooperation agreement, pursuant to which, Dexin Dongfang has the exclusive right to provide, or designate any third party to provide Beijing Xuncheng and its subsidiaries with corporate management services, intellectual property licenses, technical and business supports, and other additional services as the parties may agree from time to time.

As a result of the contractual arrangements, we are considered the primary beneficiary of the VIEs, and we have consolidated their financial results in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder” and “—Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders.”

Pages 4 and 80:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and VIEs as of the date of this annual report:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

(1)

Beijing Century Friendship Education Investment Co., Ltd, or Century Friendship, is 99% owned by Mr. Michael Minhong Yu, our founder and executive chairman, and 1% owned by Mr. Zhihui Yang, our executive president and chief financial officer. In November 2019, Ms. Bamei Li, Mr. Yu’s mother, completed the transfer of the equity interest in Century Friendship held by her to Mr. Michael Minhong Yu and Mr. Zhihui Yang, prior to such transfer, Century Friendship was 80% owned by Mr. Yu and 20% owned by Ms. Bamei Li.

(2)

Excluding certain schools that are separate legal entities but have been counted to our learning centers and certain schools that have been counted as the same school in the same city or region from the perspective of our internal management and our kindergartens.

(3)	Consisting of various PRC companies operating our educational materials and distribution business, and overseas study consulting business in China.

(4)	The seven limited partnerships are employee shareholding platforms and are ultimately controlled by our existing and former employees.

(5)

Linzhi Tencent Technology Co., Ltd. is an investment vehicle of Tencent Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock code: 700).

Permissions Required from the PRC Authorities for Our Operations, page 6

3.

In future filings, disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business. As one example only, you state on page 29 that your new business segment “DONG FANG ZHEN XUAN” requires permissions under the PRC Food Safety Law and PRC Product Quality Law. In addition, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you have obtained the requisite permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Page 6:

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” ~~and~~ “—If we fail to obtain and maintain the licenses and approvals required for online education in China, our business, financial condition and results of operations may be materially and adversely affected,” and “—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business,” and based on the advice of our PRC legal counsel, Tian Yuan Law Firm, we believe our PRC subsidiaries and the consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities ~~that are material~~ for the business operations in China, including, among others, the private school operation permits and licenses for internet information services, or ICP licenses, Food Operation Licenses, Permits for Operating Publications, Commercial Performance Permit, Travel Agency Operation Permits, Healthcare Licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the services of our company in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations,” and “—If we fail to obtain and maintain the licenses and approvals required for online education in China, our business, financial condition and results of operations may be materially and adversely affected” and “—Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Page 39:

We are required to obtain various operating licenses and permits and to make registrations and filings for our business operations in China; failure to comply with these requirements may materially adversely affect our business and results of operations.

Under PRC laws and regulations, training schools are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to provide tutoring services. Pursuant to the Alleviating Burden Opinion and the State Council Circular 80, institutions providing after-school tutoring services on academic subjects shall obtain the private school operation permit. The State Council Circular 80 and the Amended Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. For the non-academic tutoring services, the Alleviating Burden Opinion requires that local governmental authorities shall clarify the competent authorities for administering the non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non- academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before granting permission. As of the date of this annual report, certain local governmental authorities have promulgated rules that require non-academic tutoring service providers in areas such as art, music, physics, among others, to obtain private school operation permit. We have obtained the private school operation permits as required, or are otherwise in the process of applying for such operation permits in accordance with the ~~newly promulgated rules~~ local rules and policies. Furthermore, the Alleviating Burden Opinion further provides that administration and supervision over academic subjects tutoring institutions for students in grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion, however, it remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for students in grade ten to twelve will be implemented by reference of the Alleviating Burden Opinion. Therefore, we cannot assure you that we would not be required to take further actions, including obtaining operation permits, regarding our academic tutoring services for students in grade ten to twelve to comply with the Alleviating Burden Opinion and its implementation measures. In addition, our online education business and e-commerce business are operated by our majority-owned subsidiary, ~~Koolearn~~ East Buy, and we are required to obtain a number of licenses, permits and approvals in order to provide such services. For example, we have obtained ICP license, Food Operation License, Permit for Operating Publications and Commercial Performance Permit.

Our business is also subject to various health, safety, food and other regulations that affect various aspects of our business and we must obtain various licenses and permits under these regulations for our operations. We have been making efforts to ensure compliance with applicable rules and regulations in all material respects. In addition, we follow internal guidelines to make necessary registrations and filings and obtain necessary licenses and permits on a timely basis. However, we may not be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments. There is also no assurance that such permits will be renewed on a timely basis, or at all, or that we will be able to update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. For example, some of our kindergartens are in the process of renewing healthcare licenses or food operation licenses. Moreover, there may be new rules, regulations, government interpretations or government policies in China to govern the businesses we current operate. Such new rules, regulations, government interpretations or government policies may subject our business operations to additional license or filing requirements. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations. In addition, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the consolidated affiliated entities, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Page 44:

If we fail to obtain and maintain the licenses and approvals required for online education in China, our business, financial condition and results of operations may be materially and adversely affected.

The relevant laws and regulations in China related to the online education industry are relatively new and still evolving, and their interpretation and enforcement involve significant uncertainty and ambiguity. As a result, in certain circumstances it may be difficult to determine whether a certain license requirement applies to us and what actions or omissions may be deemed to be in violation of applicable laws and regulations. For example, according to the Administrative Provisions on Internet Audio-Visual Program Service, the dissemination of “Audio-visual Programs” through internet is subject to the specific license. However, due to the ambiguity of the definition of “Audio-visual Programs”, there is uncertainty as to whether our online courses fall within the definition of “Audio-visual Programs” and whether we are required to obtain the License for Online Transmission of Audio-Visual Programs. In addition, pursuant to the Administrative Measures on the Production and Operation of Radio and Television Programs, the production of “Radio and Television Programs” requires the Permit for Production and Operation of Radio and TV Programs. Due to the ambiguity of the definition of “Radio and Television Programs,” there is uncertainty as to whether our online courses fall within such definition. In addition, the interpretation of “online publishing service” remains uncertain. The online distribution of content, including our course materials, may be regarded as an “online publishing service” and we may be required to obtain an Online Publishing License. If the government authorities deem printing and providing physical learning materials to users as “publishing” or “publication distribution,” we may be required to obtain a Permit for Operating Publications. Information posted on our mobile apps and websites may be viewed as news information, and the release of such information on our mobile apps and websites may be deemed as “Internet news information services” and therefore we may be required to obtain Internet news information licenses. Further, there is no definition of “online education activities” under the Amended Implementation Rules. If our online learning contents and products are deemed as “online education activities” under the Amended Implementation Rules, certain of our operating entities may be required to obtain a private school operating permit. Moreover, the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps issued jointly by the MOE with certain other PRC government authorities on August 10, 2019, or the Opinions on Educational Apps, require that mobile Apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Education Apps, be filed with competent provincial regulatory authorities for education. Following the issuance of the Opinions on Educational Apps, we filed our Education Apps with relevant government authorities. However, to implement the Alleviating Burden Opinion Regarding Compulsory Education, the MOE require all Educational Apps already filed to be refiled to make sure they comply with relevant compliance requirements under the Alleviating Burden Opinion Regarding Compulsory Education. As of the date of this annual report, we have already refiled or are otherwise in the process of applying for refiling of our Educational Apps. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be blacklisted by the MOE or its local counterparts and prohibited from submitting any filings for six months, or may be subject to fines, regulatory orders to suspend our or the consolidated VIEs’ operations or other regulatory and disciplinary sanctions. Furthermore, although we have obtained ICP Licenses, which specifically permit us to provide certain internet information services, due to uncertainties with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that our ICP Licenses cover all the telecommunication services we currently provide, and in the event that our ICP Licenses are found not to cover all the telecommunication services we currently provide, we may be required to obtain additional Value-Added Telecommunications Business Operating Licenses or to update our existing ICP Licenses.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

However, we cannot assure that the competent PRC government authorities will not subsequently take a contrary view, especially in light of new regulatory developments. If the government authorities determine that our online tutoring services fall within the scope of business operations that require the above-mentioned licenses or other licenses or permits, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all, and failure to obtain such licenses or permits may subject us to fines, legal sanctions or an order to suspend our online tutoring services, which will materially and adversely affect our business operation.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

4.

We note your disclosure that you “believe [your] PRC subsidiaries and the consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations in China, including, among others, the private school operation permits and license for internet information services, or ICP license.” The disclosure here should not be qualified by materiality. In future filings, please make appropriate revisions to your disclosure.

In response to the Staff’s comment, the Company respectfully proposes to include the revised disclosure in its response to Staff’s Comment #3 above in its future Form 20-F filings.

5.

We note that the CSRC has recently announced regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. In future filings, please revise your disclosure to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 6:

Permissions Required from the PRC Authorities for Our Operations and Overseas Financing Activities

…

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs (i) have not been required to obtain permission from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received ~~or~~ nor have been denied such requisite permissions by the CSRC or the CAC. Our PRC legal counsel has consulted the relevant government authority, which confirmed that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintaining our listing status on the NYSE. In addition, on February 17, 2023, the CSRC promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Cash and Asset Flows through our Organization, page 7

6.

In future filings, please amend your disclosure here and in the risk factors section to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. In this section, provide cross-references to these other discussions and to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Page 7:

Cash and Asset Flows through Our Organization

…

Under PRC laws and regulations, our subsidiaries and the VIEs and their subsidiaries and/or schools are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. Furthermore, cash transfers from our PRC subsidiaries and the consolidated VIEs to entities outside of PRC are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated VIEs in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated VIEs by the PRC government on such currency conversion. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our wholly-owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries or New Oriental China and its schools and subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business~~.~~” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Under PRC law, New Oriental Education & Technology Group Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs and their subsidiaries and/or schools only through loans, subject to satisfaction of applicable government registration that we are not able to make direct capital contribution. For the fiscal years ended ~~May 31, 2020,~~ May 31, 2021, ~~and~~ May 31, 2022 and May 31, 2023, New Oriental Education & Technology Group Inc. received repayment of loans of ~~nil,~~ nil, ~~and~~ US$282.1 million and US$        million from our intermediate holding companies and subsidiaries, respectively. For the fiscal years ended ~~May 31, 2020,~~ May 31, 2021, ~~and~~ May 31, 2022 and May 31, 2023, New Oriental Education & Technology Group Inc. provided loans of ~~US$20.7 million,~~ US$310.8 million, ~~and~~ US$330.4 million and US$        million to our intermediate holding companies and subsidiaries, respectively.

For the details of the financial position, cash flows and results of operation of the consolidated VIEs, please refer to the “Item 3. Key information—Financial Information Related to the Consolidated Affiliated Entities.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Page 42:

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility between the RMB and foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income at the holding company level may be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and New Oriental China and its schools and subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as direct investments, repayments of loans or investments in securities outside the PRC. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. As a result, the funds in our PRC subsidiaries or the consolidated affiliated entities in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated affiliated entities by the PRC government on currency conversion. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

The Holding Foreign Companies Accountable Act, page 7

7.

We note your disclosure in paragraph 4 of page 5 that you are subject to complex and evolving PRC laws and regulations as well as your disclosure here regarding your and your auditor’s compliance with the Holding Foreign Companies Accountable Act. In future filings, please also disclose here, the location of your auditor’s headquarters as well as updates to account for the changes to the Holding Foreign Companies Accountable Act made in the Consolidated Appropriations Act, 2023.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 7:

The Holding Foreign Companies Accountable Act

~~Our ADSs and shares will be prohibited from trading on a national securities exchange or in the over-the-counter market in the United States in 2024 under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The PCAOB has been unable, and is currently unable, to inspect our auditor in relation to their audit work performed for our financial statements. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Under the current law, prohibition from trading on a national securities exchange or in the over-the-counter market in the United States could take place in 2024. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. In addition, the proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading in the United States. If the proposed provision is enacted, our ADS could be prohibited from trading in the United States in 2023. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong~~. Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor which is headquartered in mainland China. In October 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended May 31, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Doing Business in China—~~Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. A prohibition on the trading of our ADSs, or the threat of their trading being prohibited, may materially and adversely affect the value of your investment.~~ The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

D. Risk Factors

Summary of Risk Factors, page 14

8.

In future filings, in the summary of risk factors, specifically discuss risks arising from the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. With respect to the summarized risk factors, include specific cross-references to the more detailed discussion of these risks in the filing.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 15:

•

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or common shares.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

The Company undertakes to provide a specific cross-reference to the more detailed risk factor discussion for each summarized risk factor in future filings of its annual report on Form 20-F.

Risks Related to our Business

Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may..., page 25

9.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In addition, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you are compliant with the permissions and approvals of the CAC. If true, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 25:

Failure to comply with governmental regulation and other legal obligations concerning privacy, data protection and cybersecurity may subject us to penalties, damage our reputation and brand, and may materially and adversely affect our business, as we routinely collect, store and use data during our business.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, which became effective on September 1, 2021, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issue by any Protection Departments and we have not been informed as a critical information infrastructure operator by any governmental authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations. In November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. On September 14, 2022, the CAC published the Decision of Amending PRC Cybersecurity Law (Draft for Comments), or the Draft Amendment to PRC Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to PRC Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. As advised by our PRC legal counsel, Tian Yuan Law Firm, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs, are not required to go through a cybersecurity review by CAC for our previous issuance of securities to foreign investors.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. Given that the above measures were recently promulgated, it is unclear whether and to what extent we will be subject to these new requirements.

We are constantly in the process of evaluating the potential impact of the laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs and/or common shares. Furthermore, based on the facts that (i) the Draft Data Security Regulations and Draft Amendment to PRC Cybersecurity Law have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cybersecurity review initiated by the CAC, nor have we received any inquiry, notice, warning, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe, as of the date of this annual report, to the best of our knowledge, our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects, and based on the advice of our PRC legal counsel, Tian Yuan Law Firm, our business operations are compliant with the permission and approval requirements of the CAC in all material respects. We have taken and will continue to take reasonable measures to comply with such laws and regulations. The scope of these laws and regulations is evolving and further detailed implementation rules and interpretations may be promulgated. We expect the regulations over cybersecurity, data protection, personal information protection and privacy in the PRC to become increasingly more stringent. We cannot assure you that we can adapt our operations to the requirements promptly. We also cannot assure you that our employees would not violate any PRC laws and regulations regarding the protection of personal information and other data and cybersecurity. ~~If we or any of our employees fail to comply with these laws and regulations, we may be penalized by the relevant authorities and be subject to litigation against us by consumer advocacy groups or others, criminal allegations or negative publicity, and we may be forced to terminate certain of our operations, and our operations or reputation could therefore be materially and adversely affected.~~ If we or any of our employees are not able to comply with the cybersecurity, network data security and personal information protection requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, or litigation against us by consumer advocacy groups or others, criminal allegations or negative publicity, which could materially and adversely affect our business and results of operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Privacy, Data Protection and Cybersecurity.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Risks Related to Doing Business in China

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024..., page 45

10.

We note your disclosure about the Holding Foreign Companies Accountable Act. In future filings, please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus reduces the time before your securities may be prohibited from trading or delisted. In addition, please disclose that the Commission conclusively identified you as a “Commission Identified Issuer” on October 21, 2022. Your revised disclosure should explain why you were identified and provide any additional context necessary for investors to understand the meaning and significance to your operations of this determination. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 25:

~~The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

~~Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.~~

~~Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. A prohibition on the trading of our ADSs, or the threat of their trading being prohibited, may materially and adversely affect the value of your investment.~~

~~The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission-Identified Issuer” shortly after the filing of the annual report on Form 20-F for the year ended May 31, 2022.~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

~~On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will be able to satisfactorily conduct inspections and investigations of registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, before the issuance of our financial statements on Form 20-F for the year ending May 31, 2024 which is due by September 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. Although our common shares have been listed on the Hong Kong Stock Exchange since November 2020 and the ADSs and common shares are fully fungible, we cannot assure your that an active trading market for our common shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.~~

~~On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.~~

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, as amended by the Consolidated Appropriations Act that was signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On October 21, 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended May 31, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended May 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

General

11.

In future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the businesses of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Some non-exclusive examples include:

•	On page 3, you state that you rely on the VIE contracts to “control the business operations” of the VIE entities;

•	On page 30, you reference being enabled by the VIE contracts to “have power to direct the activities” of the VIE entities;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

•	On page 32, you suggest contractual agreements could be as effective as equity ownership by stating that they “may” not be as effective as equity ownership;

•	On page 81, you refer to having the “power to direct the activities” of New Oriental China;

•	On page 82, you refer to having the “power to direct the activities” of Beijing Xuncheng; and

•	On page 119, you state that you “control” the “management decisions” of the VIE entities.

In response to the Staff’s comment, the Company undertakes to thoroughly review and revise the disclosure in its future Form 20-F filings to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the consolidated affiliated entities, provide a clear description of the conditions that have been satisfied for consolidation of the consolidated affiliated entities under U.S. GAAP when referencing to control or benefits that the Company accrues because of the consolidated affiliated entities, and clarify that the Company is the primary beneficiary of the consolidated affiliated entities for accounting purposes.

For illustration purpose, the Company respectfully proposes to revise the referenced disclosure as follows in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 3:

Our Holding Company Structure and Contractual Arrangements with the VIEs

New Oriental Education & Technology Group Co., Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries and/or schools of the VIEs. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of educational and value-added telecommunication services. Therefore, we operate such businesses in China through the consolidated affiliated entities and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the consolidated affiliated entities and is considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. Revenues contributed by the consolidated affiliated entities accounted for ~~96.5%,~~ 99.9%, ~~and~~ 99.6% and                 % of our total net revenues for the fiscal years ended May 31, ~~2020,~~ 2021, ~~and~~ 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” or “our” refers to New Oriental Education & Technology Group Co., Inc. a Cayman Islands company, its predecessor entities and subsidiaries, and, in the context of describing our operations and the consolidated financial information, the consolidated affiliated entities, including New Oriental China and its schools and subsidiaries in China, and Beijing Xuncheng and its subsidiaries in China. Investors of our ADSs and/or common shares thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. New Oriental Education & Technology Group Co., Inc. is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Page 30:

If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

…

We are a Cayman Islands exempted company with no equity ownership in the VIEs. We conduct substantially all of our education business in China through a series of contractual arrangements with New Oriental China and its schools and subsidiaries and New Oriental China’s shareholder. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries; (2) receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion. We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes. For a description of these contractual arrangements, see “ Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

In addition, foreign ownership in entities provided value-added telecommunication services, with a few exceptions, is subject to restrictions under the current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. Moreover, foreign ownership in entities providing production and operation of radio and television programs services is prohibited under the current PRC laws and regulations. To ensure compliance with the PRC laws and regulations, our online education business and online livestreaming business are operated by our majority-owned subsidiary, ~~Koolearn Technology~~ East Buy Holding Limited, or ~~Koolearn~~ East Buy, through a series of contractual arrangements with Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Beijing Xuncheng, and its subsidiaries and shareholders. These contractual arrangements enable ~~Koolearn~~ East Buy to (1) have power to direct the activities that most significantly affect the economic performance of Beijing Xuncheng and its subsidiaries; (2) receive substantially all of the economic benefits from Beijing Xuncheng and its subsidiaries in consideration for the services provided by ~~Koolearn~~ East Buy’s wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng, when and to the extent permitted by PRC law, or request any existing shareholder of Beijing Xuncheng to transfer all or part of the equity interest in Beijing Xuncheng to another PRC person or entity designated by us at any time in our discretion. We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes.

Page 32:

We rely on contractual arrangements for our operations in China, which ~~may not be~~ is not as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the variable interest entities, their respective subsidiaries and/or schools and their respective shareholders to operate substantially all of our education business. These contractual arrangements ~~may not be~~ is not as effective in providing us with control over the variable interest entities as direct ownership. From the legal perspective, if the variable interest entities, any of their subsidiaries and/or schools or their shareholders fails to perform its respective obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages. For example, if Beijing Century Friendship Education Investment Co., Ltd., or Century Friendship, the sole shareholder of New Oriental China, were to refuse to transfer its equity interest in New Oriental China to us or our designee when we exercise the call option pursuant to the option agreement, or if it otherwise acts in bad faith toward us, then we may have to take legal action to compel it to fulfill its contractual obligations, which could be time consuming and costly.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Page 81:

Contractual Arrangements with New Oriental China, Its Schools and Subsidiaries and Its Shareholder

New Oriental China is a variable interest entity which is directly wholly owned by Century Friendship, a PRC domestic company controlled by Mr. Michael Minhong Yu, our founder and executive chairman. New Oriental China’s schools and subsidiaries hold the requisite licenses and permits necessary to conduct our education business and have been directly conducting our education business. We have been and are expected to continue to be dependent on New Oriental China and its schools and subsidiaries to operate our education business until we qualify for direct ownership of our education business in China under PRC laws and regulations and acquire New Oriental China as our direct, wholly-owned subsidiary. We have entered into contractual arrangements with New Oriental China, its schools and subsidiaries and its shareholder, which enable us to:

•	have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries;

•	receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly-owned subsidiaries in China; and

•

have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request the existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion.

We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

Page 82:

Contractual Arrangements with Beijing Xuncheng, Its Subsidiaries and Shareholders

Subsequent to the voluntary delisting from the National Equities Exchange and Quotations in China in February 2018, Beijing Xuncheng went through a series of restructuring transactions and became a variable interest entity controlled by ~~Koolearn~~ East Buy, our majority-owned subsidiary which operates our online education business, through a series of contractual arrangements. Beijing Dexin Dongfang Network Technology Co., Ltd., or Dexin Dongfang, a wholly-owned PRC subsidiary of ~~Koolearn~~ East Buy, has entered into contractual arrangements with Beijing Xuncheng, its subsidiaries and shareholders, which enables us, through ~~Koolearn~~ East Buy, to:

•	have the power to direct the activities and most significantly affect the economic performance of Beijing Xuncheng and its subsidiary;

•	receive substantially all of the economic benefits from Beijing Xuncheng and its subsidiary; and

•

have an exclusive option to purchase all or part of the equity interest in Beijing Xuncheng, when and to the extent permitted by PRC law, or request any existing shareholder of Beijing Xuncheng to transfer all or part of the equity interest in Beijing Xuncheng to another PRC person or entity designated by us at any time in our discretion.

We are therefore considered the primary beneficiary of these entities, whose financial results are consolidated in New Oriental Education & Technology Group Co., Inc.’s consolidated financial statements under the U.S. GAAP for accounting purposes.

Page 119:

Passive Foreign Investment Company Considerations

…

Although the law in this regard is unclear, we treat the VIES (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we are considered the primary beneficiary of these entities and consolidate their operating results in our combined financial statements under the U.S. GAAP for accounting purposes.

*        *        *

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

May 19, 2023

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 5980 4508 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com. Thank you.

Very truly yours,

/s/ Zhihui Yang
Zhihui Yang
Executive President and Chief Financial Officer

cc:	Chenggang Zhou, Director and Chief Executive Officer, New Oriental Education & Technology Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Wei Zhang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP